Filed Pursuant to Rule 424(b)(3)

Registration No. 333-124500

PROSPECTUS SUPPLEMENT DATED DECEMBER 29, 2005

(To Prospectus Filed September 13, 2005)

RAMBUS INC.

$300,000,000

(original aggregate principal amount)

Zero Coupon Convertible Senior Notes due February 1, 2010,

and the Common Stock Issuable Upon Conversion of the Notes

This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

The table captioned “Selling Securityholders” commencing on page 50 of the Prospectus is hereby amended to reflect the following additions and changes:

Name		Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding (%) (11)	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (%) (2)
	Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd. (3)	8,510,000	5.3%	317,069	*
	Argent Classic Convertible Arbitrage Fund L.P. (4)	1,810,000	1.1%	67,437	*
	Argent Classic Convertible Arbitrage Fund II, L.P. (4)	380,000	*	14,158	*
	Argent LowLev Convertible Arbitrage Fund Ltd. (3)	3,170,000	2.0%	118,109	*
	Argent LowLev Convertible Arbitrage Fund, LLC (4)	550,000	*	20,492	*
	Argent LowLev Convertible Arbitrage Fund II, LLC (4)	50,000	*	1,862	*
BD	Citigroup Global Markets Inc. (5)	26,748,000	16.7%	996,590	1.0%
	Class C Trading Company, Ltd. (4)	200,000	*	7,451	*
A	Credit Suisse First Boston Europe Ltd (6)	45,000,000	28.1%	1,676,632	1.7%
	HFR CA Global Select Master Trust Account (4)	230,000	*	8,569	*
	Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent (4)	450,000	*	16,766	*
BD	Millenco, L.P. (7)	2,000,000	1.3%	74,517	*
	Partners Group Alternative Strategies PCC LTD (4)	250,000	*	9,314	*
	QVT Fund LP (8)	4,064,000	2.5%	151,418	*
	Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio (9)	26,748,000	16.7%	996,590	1.0%
	Silver Convertible Arbitrage Fund, LDC (4)	230,000	*	8,569	*
	Vicis Capital Master Fund (10)	2,000,000	1.3%	74,517	*
	Xavex Convertible Arbitrage 2 Fund (4)	170,000	*	6,333	*
	Xavex Convertible Arbitrage 10 Fund (4)	1,000,000	*	37,258	*

A= An affiliate of a broker dealer

BD = Broker Dealer

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of approximately 37.2585 for each $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 99,560,461 shares of common stock outstanding as of November 30, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Henry J. Cox has voting or investment power over these securities.

(4)	Each of Nathanial Brown and Robert Richardson has voting or investment power over these securities.

(5)	No individual or group has voting or investment power over these securities.

(6)	Gerry Mortagh has voting or investment power over these securities. Credit Suisse First Boston Europe Ltd is a subsidiary.

(7)	Millenco, L.P. is an affiliate of MLP Trading Co., LLC, a New York limited liability company and registered broker-dealer. Millennium Management, L.L.C., the general partner of Millenco, L.P., is also the general partner of Millennium Partners, L.P., which is the managing member of Grandview, LLC, which is in turn the managing member of MLP Trading Co., LLC. Millennium Management, L.L.C., a Delaware limited liability company, is the general partner of Millenco, L.P., a Delaware limited partnership and registered broker-dealer, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco, L.P. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the securities of Rambus Inc. owned by Millenco, L.P.

(8)	Management of QVT Fund LP is vested in its general partner, QVT Associates GP LLC. QVT Financial LP is the investment manager for QVT Fund LP and shares voting and investment control over the Company securities held by QVT Fund LP. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. The managing members of QVT Financial GP LLC are Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm. Each of QVT Financial LP, QVT Financial GP LLC, Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm disclaims beneficial ownership of Rambus Inc.’s securities held by QVT Fund LP.

(9)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(10)	Each of John Succo, Sky Lucas and Shad Stastney has voting or investment power over these securities.

(11)	Based on $160,000,000 Zero Coupon Convertible Senior Notes outstanding as of the date of this prospectus supplement.

We prepared this table based on information supplied to us by the selling securityholders named in the table.

Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Except as otherwise indicated above, to our knowledge, the persons and entities named in the selling securityholder table have sole voting and sole investment power with respect to all securities which they beneficially own.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section titled “Plan of Distribution” for further information.